Exhibit 99.80

IPA Appoints New York Based Crescendo Communications as Investor Relations and Corporate Communications Advisor

VICTORIA, BC, Aug. 13, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) (FSE:TQB2), a provider of best-in-class therapeutic antibody capabilities announces that it has retained Crescendo Communications, LLC (“Crescendo”) as its investor relations firm to help broaden awareness of the Company within the North American financial markets.

David Waldman, President and CEO of Crescendo, commented, “ImmunoPrecise has developed a broad portfolio of therapeutic antibodies that bind to multiple regions of the SARS-CoV-2 spike protein. We are excited about the potential of these antibodies, which have already achieved nearly complete neutralization of SARS-CoV-2 in combination studies. We are honored to support the company in combatting this global pandemic and look forward to helping increase awareness within the investment community, especially in the U.S.”

The investor relations agreement is for a renewable three-month term and may be terminated by either party by giving 30 days written notice of such termination. The Company has granted Crescendo 250,000 incentive options to purchase common shares of the Company at a price of $1.50 per share for a period of 3 years. The options are subject to following vesting period: 25% at three months after the date of grant and 25% every three months thereafter. The options will be granted in accordance with the Company’s stock option plan and as set forth by TSX Venture Exchange policy. Both the options and the investor relations consulting agreement are subject to the approval of the TSX Venture Exchange

About Crescendo Communications, LLC

Crescendo Communications, LLC, headquartered in New York City with offices and affiliates in Europe and Asia, is an emerging leader within the investor relations industry. The principals of Crescendo have represented hundreds of companies across all market caps and industries. The firm was founded on a strategic and professional approach to investor relations that builds awareness of public companies through tailored outreach programs that target institutional investors, analysts, and the financial media. Our approach is centered around properly educating investors and cultivating trust in order to uphold and protect our clients’ long-term credibility and reputation on Wall Street.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery company utilizing species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 13-AUG-20